Exhibit 99.8

APPENDIX "G"
PRO FORMA INFORMATION CONCERNING THE COMBINED ENTERPRISE

G-1

TABLE OF CONTENTS

GENERAL	3
CORPORATE OFFICES	3
ORGANIZATION STRUCTURE AFTER THE ARRANGEMENT	3
NARRATIVE DESCRIPTION OF BUSINESS	3
SELECTED PRO FORMA FINANCIAL INFORMATION	4
SELECTED PRO FORMA OPERATIONAL INFORMATION	6
BAYTEX SHARES	7
PRO FORMA CONSOLIDATED CAPITALIZATION	7
DIVIDENDS	8
OUTSTANDING BAYTEX SHARES AND PRINCIPAL SHAREHOLDERS	8
BOARD AND MANAGEMENT	8
AUDIT COMMITTEE AND CORPORATE GOVERNANCE	9
CONFLICTS OF INTEREST	9
STATEMENT OF PROPOSED EXECUTIVE COMPENSATION	9
INDEBTEDNESS OF DIRECTORS, OFFICERS AND OTHER MANAGEMENT	10
INCENTIVE PLANS	10
AUDITORS, TRANSFER AGENT AND REGISTRAR	11
MATERIAL CONTRACTS	11
RISK FACTORS	11
SCHEDULE "A" UNAUDITED PRO FORMA FINANCIAL STATEMENTS	12

G-2

General
The Arrangement will result in the strategic combination of Baytex and Raging River pursuant to which Baytex will, directly or indirectly, acquire all of the issued and outstanding Raging River Shares.
Assuming that there are no Dissenting Shareholders and that there are no Terminated Employees, there will be, immediately following the completion of the Arrangement, approximately 553,028,026 Baytex Shares issued and outstanding (assuming no Baytex Shares or Raging River Shares are issued pursuant to any outstanding entitlements or rights to acquire Baytex Shares or Raging River Shares, respectively, between the Agreement Date and the Effective Time). In such circumstances: (i) former Raging River Shareholders will hold approximately 314,739,648 Baytex Shares, representing approximately 57% of the issued and outstanding Baytex Shares following the completion of the Arrangement; and (ii) holders of Baytex Shares immediately prior to the completion of the Arrangement will hold approximately 238,288,378 Baytex Shares, representing approximately 43% of the then issued and outstanding Baytex Shares following the completion of the Arrangement.
Corporate Offices
Following the Arrangement, the head and principal office of Baytex will be located at Baytex's current office at Suite 2800, Centennial Place, East Tower, 520 – 3rd Avenue S.W., Calgary, Alberta, Canada, T2P 0R3 and its registered office will be located at 2400, 525 – 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1G1.
Organization Structure after the Arrangement
Following completion of the Arrangement, Raging River will be a wholly-owned subsidiary of Baytex.
Narrative Description of Business
Immediately following completion of the Arrangement, the Combined Enterprise will continue the operations of Baytex and Raging River on a combined basis under the Baytex name. Additional information concerning each of Baytex and Raging River, including a detailed description of the historical development of the businesses of Baytex and Raging River and, therefore, the business to be carried on by the Combined Enterprise, is set forth elsewhere in this Circular. Please refer to the Baytex AIF and the Raging River AIF, which are incorporated by reference into this Circular. See "Information Concerning Baytex Energy Corp." and "Information Concerning Raging River Exploration Inc.".
Upon completion of the Arrangement, the Combined Enterprise will be an oil-weighted producer with the following key features:

•	a world class asset base;

•	attractive growth and free cash flow;

•	a strong balance sheet;

•	high return oil-weighted assets;

•	a superior capability to optimize capital allocation;

•	strong oil price diversification;

•	a top tier team with a focus on operational excellence; and

•	increased scale and trading liquidity and an enterprise value of approximately $4.5 billion.
Specific highlights of the Combined Enterprise's asset base include:

Eagle Ford
Baytex's Eagle Ford asset in South Texas is one of the premier oil resource plays in North America. The Eagle Ford is proximal to Gulf Coast markets with light oil and condensate production priced off the Louisiana Light Sweet oil benchmark, which is a function of the Brent price. As a result, the light oil and condensate production receives a premium sales price and generates strong operating netbacks. Production averaged 36,000 boe/d (78% oil and NGL) in the first quarter of 2018. On a pro forma basis, this will represent approximately 38% of total production of the Combined Enterprise, down from 52% of the total production of Baytex.
East Duvernay
Raging River holds a 100% working interest in approximately 260,000 net acres of lands in the emerging East Duvernay Shale oil play in central Alberta. The Duvernay is among the largest oil and gas resources in Western Canada, with activity in the east shale basin increasing over the last three years in pursuit of light oil (average 36-42° API). During the first quarter of 2018, Raging River embarked on a three well evaluation program, which included an initial discovery in the Pembina area that has produced at an average rate of 430 boe/d (88% light oil and NGL) in its first 80 days since coming on production on March 23, 2018 . Given the success of the exploration program, four additional locations that offset the discovery well are being licensed in preparation for an expanded capital program in the second half of 2018 and a 2019 plan that is expected to include 12 to 20 net wells.
Viking
Raging River has built a strong position in the Viking light oil resource play in western Canada with over 460 net sections of highly prospective land and approximately 10 years of drilling inventory at the current pace of development. Production in the Viking averaged 23,000 boe/d in the first quarter of 2018 (approximately 36° API). At a WTI price of US$65/bbl, the Viking generates an exceptional operating netback of approximately $44/boe with well payouts averaging approximately 10 months. Raging River currently has four drilling rigs running and anticipates a continuous program through to year end 2018.
Peace River
The Peace River region, located in northwest Alberta, has been a core asset for Baytex since operations commenced in the area in 2004. Baytex has a dominant land position of 725 net sections and an inventory of approximately 350 drilling locations. Through innovative multi-lateral horizontal drilling and production techniques, Baytex's Peace River properties generate strong capital efficiencies. Production averaged 16,500 boe/d (90% heavy oil) in the first quarter of 2018. Baytex's recent northern Seal well (13-leg multi-lateral) generated a 30-day initial production rate of 900 boe/d (facility constrained). Baytex expects to drill a total of 10 wells in the area in 2018 with two rigs running in the second half of the year as it continues to build operational momentum heading into 2019.
Lloydminster
Baytex's Lloydminster region is characterized by multiple stacked pay formations at relatively shallow depths. The area has been successfully developed through vertical and horizontal drilling, water flood, steam-assisted gravity drainage operations and, more recently, the implementation of polymer flooding to further enhance reserves recovery. Baytex has adopted, where applicable, the multi-lateral well design and geosteering capability it has successfully utilized in Peace River. Production averaged 10,000 boe/d (99% heavy oil) in the first quarter of 2018. Baytex recommenced its Soda Lake multi-lateral drilling program in June 2018 and expects to have two rigs running in the second half of the year.

Selected Pro Forma Financial Information
Certain selected pro forma consolidated financial information for the Combined Enterprise following completion of the Arrangement for the periods indicated is set forth below in the following table. The pro forma adjustments are based upon available information and certain assumptions that Baytex believes are reasonable under the circumstances. The pro forma consolidated financial information set forth below and the unaudited pro forma financial statements of the Combined Enterprise attached to this Appendix "G" as Schedule "A" are presented for informational purposes only and are not necessarily indicative of either the results of operations that would have occurred in the year ended December 31, 2017 and the three months ended March 31, 2018 had the Arrangement been effective January 1, 2017 or the results of operations in future years. The actual adjustments may differ from those reflected in such pro forma financial statements and such differences may be material.
The following is a summary only and must be read in conjunction with the unaudited pro forma consolidated financial statements of the Combined Enterprise for the year ended December 31, 2017 and as at and for the three months ended March 31, 2018 (including the notes thereto), attached to this Appendix "G" as Schedule "A". Reference should also be made to the Baytex Financial Statements and the Raging River Financial Statements incorporated by reference into this Circular.

For the year ended December 31, 2017 ($000s) (unaudited)	Baytex	Raging River	Pro Forma Adjustments(1)	Pro Forma Combined Enterprise(1)
Petroleum and natural gas sales	1,091,534	451,153	-	1,542,687
Royalties	241,892	42,405	-	284,297
Operating expense	269,283	91,482	-	360,765
Transportation expense	33,985	11,851	-	45,836
Blending expense	51,012	-	-	51,012
General and administrative expense	47,389	8,863	-	56,252
Financing and interest	113,638	12,245	-	125,883
Net income (loss)	87,174	59,817	(34,342)	112,649

For the three months ended March 31, 2018 ($000s) (unaudited)	Baytex	Raging River	Pro Forma Adjustments(1)	Pro Forma Combined Enterprise(1)
Petroleum and natural gas sales	286,067	136,312	-	422,379
Royalties	64,839	12,253	-	77,092
Operating expense	65,888	23,822	-	89,710
Transportation expense	8,519	3,061	-	11,580
Blending expense	17,290	-	-	17,290
General and administrative expense	11,008	2,281	-	13,289
Financing and interest	28,010	3,472	-	31,482
Net income (loss)	(62,722)	21,737	(8,575)	(49,560)
Total assets	4,433,074	1,619,575	490,561	6,543,210
Total liabilities	2,504,674	625,972	91,529	3,222,175
Shareholders' equity	1,928,400	993,603	399,032	3,321,035
Note:
(1)    See the unaudited pro forma consolidated financial statements of the Combined Enterprise attached as Schedule "A" to this Appendix "G".

Selected Pro Forma Operational Information
The following table sets out: (i) certain operational information for Baytex and Raging River before giving effect to the Arrangement; and (ii) certain pro forma operational information for the Combined Enterprise after giving effect to the Arrangement for the periods indicated.

	Baytex before giving effect to the Arrangement	Raging River before giving effect to the Arrangement	Combined Enterprise after giving effect to the Arrangement (1)
Average Daily Production (for the year ended December 31, 2017)

Light oil and condensate (bbl/d)	21,314	19,729	41,043
Heavy oil (bbl/d)	25,326	1,213	26,539
NGL (bbl/d)	9,206	135	9,341
Natural gas (mcf/d)	86,375	10,742	97,117
Combined (boe/d)	70,242	22,867	93,109

Average Daily Production (for the three months ended March 31, 2018)

Light oil and condensate (bbl/d)	20,967	21,219	42,186
Heavy oil (bbl/d)	24,868	1,146	26,014
NGL (bbl/d)	9,143	132	9,275
Natural gas (mcf/d)	87,261	9,722	96,983
Combined (boe/d)	69,522	24,118	93,640

Total Proved Reserves (as at December 31, 2017 (based on forecast prices)) (2)(3)

Light and medium oil (mbbls)	51,904	72,926	124,830
Heavy oil (mbbls)	46,706	4,360	51,066
Bitumen (mbbls)	13,266	-	13,266
NGL (mbbls)	84,564	275	84,839
Natural gas (mmcf)	354,692	26,622	381,314
Combined (mboe)	255,556	81,998	337,554

Total Proved Plus Probable Reserves (as at December 31, 2017 (based on forecast prices)) (2)(3)

Light and medium oil (mbbls)	64,519	94,076	158,595
Heavy oil (mbbls)	86,463	6,529	92,992
Bitumen (mbbls)	68,992	-	68,992
NGL (mbbls)	123,526	354	123,880
Natural gas (mmcf)	531,102	34,158	565,260
Combined (mboe)	432,017	106,652	538,669

Net undeveloped land (acres as at December 31, 2017) (4)	794,169	591,363	1,385,532
Gross undeveloped land (acres as at December 31, 2017) (4)	860,397	658,820	1,519,217
Notes:

(1)	The numbers in this column were calculated by adding the numbers in the Baytex column with the numbers in the Raging River column.

(2)
Reserves presented for Baytex are derived from the Baytex Reserves Reports and for Raging River are derived from the Raging River Reserves Reports. Please refer to the Baytex AIF and the Raging River AIF, which are incorporated by reference into this Circular, for further information regarding the reserves and other oil and gas information of Baytex and Raging River, respectively, as at December 31, 2017. See "Information Concerning Baytex Energy Corp." and "Information Concerning Raging River Exploration Inc.".

(3)
Reserves presented are gross reserves as defined in National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities utilizing forecast price and costs assumptions. With respect to the pro forma reserves information presented in the table above, Baytex did not construct a consolidated reserves report of the combined assets of Baytex and Raging River and did not engage an independent reserves evaluator to produce such a report. Therefore, the actual reserves of the Combined Enterprise, if evaluated as of December 31, 2017, may differ from the reserves presented in the pro forma table above for a number of reasons.

(4)	Undeveloped lands are lands that have not been assigned reserves as at December 31, 2017.

(5)	Columns may not add due to rounding.
Baytex Shares
Following completion of the Arrangement, Baytex will be authorized to issue an unlimited number of Baytex Shares and 10,000,000 preferred shares, without nominal or par value, issuable in series of which 553,028,026 Baytex Shares are expected to be issued and outstanding immediately after giving effect to the Arrangement, assuming that there are no Dissenting Shareholders, there are no Terminated Employees, and no Baytex Shares or Raging River Shares are issued pursuant to any outstanding entitlements or rights to acquire Baytex Shares or Raging River Shares, respectively, between the Agreement Date and the Effective Time.
Holders of Baytex Shares will be entitled to one vote per share at meetings of shareholders of Baytex, to receive dividends if, as and when declared by Baytex Board and to receive pro rata the remaining property and assets of the Combined Enterprise upon its dissolution or winding up.
Pro Forma Consolidated Capitalization
The following table outlines the consolidated capitalization of: (i) Baytex and Raging River as at March 31, 2018 before giving effect to the Arrangement; and (ii) the Combined Enterprise as at March 31, 2018 after giving effect to the Arrangement. This table should be read in conjunction with the Baytex Interim Financial Statements and the Raging River Interim Financial Statements, prepared in accordance with IFRS, and the Baytex Interim MD&A and the Raging River Interim MD&A, which are incorporated by reference into this Circular. See "Information Concerning Baytex Energy Corp." and "Information Concerning Raging River Exploration Inc.".

	As at March 31, 2018
(000's)	Baytex before giving effect to the Arrangement	Raging River before giving effect to the Arrangement	Combined Enterprise after giving effect to the Arrangement

Share capital (1)(8)	$4,451,901	$665,314	$5,858,035
Common shares (2)	236,578	231,303	551,149
Bank loan (3)(4)(5)(6)	$211,831	$254,644	$466,475
Baytex 2021 Debentures (7)	$193,515	-	$193,515
Baytex 2021 Notes (7)	$516,040	-	$516,040
Baytex 2022 Debentures (7)	$300,000	-	$300,000
Baytex 2024 Notes (7)	$516,040	-	$516,040

Notes:

(1)
Assumes that 314.6 million Baytex Shares are issued in exchange for the 231.3 million Raging River Shares outstanding as at March 31, 2018 (based on the Exchange Ratio). The value ascribed to the Baytex Shares is $4.47/share, being the closing price on the TSX on June 18, 2018.

(2)	Assumes no additional Baytex Shares and Raging River Shares are issued after March 31, 2018 and prior to the Arrangement and no Dissent Rights are exercised in connection with the Arrangement.

(3)
As at March 31, 2018, the Baytex Credit Facilities consisted of a US$25 million operating loan, a US$350 million syndicated loan for Baytex and a US$200 million syndicated loan for Baytex Energy USA, Inc. On April 25, 2018, Baytex amended the Baytex Credit Facilities to extend the maturity date from June 4, 2019 to June 4, 2020, to increase the operating loan to US$35 million and to reduce the syndicated loan for Baytex to US$340 million. The Baytex Credit Facilities are not borrowing base facilities and do not require annual or semi-annual reviews. The Baytex Credit Facilities contain standard commercial covenants and do not require any mandatory principal payments prior to maturity on June 4, 2020. Baytex may request an extension of the Baytex Credit Facilities, which could extend the revolving period for up to four years (subject to a maximum four-year period at any time). For additional details regarding the Baytex Credit Facilities, the covenants in the Baytex Credit Facilities and Baytex's compliance therewith, see the Baytex Financial Statements incorporated by reference into this Circular.

(4)
As at March 31, 2018, the Raging River Credit Facilities consisted of a $50 million operating facility and a $450 million revolving facility. There are no scheduled repayments of principal under the Raging River Credit Facilities prior to the term out date (currently April 25, 2019) and subject to customary borrowing base maintenance requirements. The term out date may be extended annually for a further 364 days upon the request of Raging River, with the consent of the lenders. Covenants under the Raging River Credit Facilities include reporting requirements, limitations around indebtedness, dispositions, hedging, encumbrances and other standard business operating covenants; Raging River is not subject to any financial covenants. The authorized borrowing base is subject to interim reviews by the lenders. The next semi-annual review of the Raging River Credit Facilities is scheduled on or before October 31, 2018. For additional details regarding the Raging River Credit Facilities, the covenants in the Raging River Credit Facilities and Raging River's compliance therewith, see the Raging River Financial Statements and the Raging River MD&A incorporated by reference into this Circular.

(5)
Upon completion of the Arrangement, Baytex intends to maintain the Baytex Credit Facilities and to continue the Raging River Credit Facilities on an amended basis, such that the Raging River Credit Facilities will consist of a syndicated non-revolving facility with a maximum borrowing limit of $300 million and other covenants as are agreed to with the lenders. If the Raging River Credit Facilities are not amended on terms acceptable to Baytex, the Raging River Facilities will be paid out by drawing on the Baytex Credit Facilities.

(6)
The bank loan for the Combined Enterprise after giving effect to the Arrangement does not include the pro forma working capital deficit of $153.6 million as at March 31, 2018. Working capital deficit is calculated as current assets (excluding financial derivatives) less current liabilities (excluding financial derivatives and onerous contracts). Estimated costs related to the Arrangement of $34.0 million are included in the pro forma working capital deficit.

(7)
The Baytex 2021 Debentures, Baytex 2021 Notes, Baytex 2022 Debentures and Baytex 2024 Notes (collectively, the "Baytex Long-Term Notes") are due February 17, 2021, June 1, 2021, July 19, 2022 and June 1, 2024, respectively. The Baytex Long-Term Notes do not contain any significant financial maintenance covenants. The Baytex Long-Term Notes contain a debt incurrence covenant that restricts Baytex's ability to raise additional debt beyond the existing Baytex Credit Facilities and Baytex Long-Term Notes unless Baytex maintains a certain minimum fixed charge coverage ratio. For additional details regarding the Baytex Long-Term Notes, the financial covenants applicable to the Long-Term Notes and Baytex's compliance therewith, see the Baytex Financial Statements incorporated by reference into this Circular.

(8)
As at March 31, 2018, Baytex had 3,329,000 Baytex Restricted Awards and 3,408,000 Baytex Performance Awards outstanding pursuant to the Baytex Award Plan. As at March 31, 2018, Raging River had 7,257,786 Raging River Options outstanding (of which 3,882,617 were granted under the Raging River Old Option Plan and 3,375,169 were granted under the Raging River New Option Plan) and 462,942 Raging River Restricted Awards and 650,020 Raging River Performance Awards outstanding pursuant to the Raging River Award Plan. Pursuant to the terms of the Raging River Old Option Plan, the Raging River New Option Plan and the Raging River Award Plan, the Arrangement will result in Baytex becoming the successor to Raging River under such plans. See "Incentive Plans" in this Appendix "G".

Dividends
Management does not intend that following the Arrangement Baytex will pay dividends on the Baytex Shares in the near future, although a dividend reinstatement may be considered. Any dividends declared in the future will be subject to review by the Baytex Board taking into account the Combined Enterprise's prevailing financial circumstances at the relevant time and any amount distributed in the future will depend on numerous factors, including profitability, debt covenants and obligations, fluctuations in working capital, the timing and amount of capital expenditures, applicable law and other factors beyond the Combined Enterprise's control.
Outstanding Baytex Shares and Principal Shareholders
To the best of the knowledge of the directors and senior officers of Baytex and Raging River as of the date hereof, no person, corporation or other entity (other than securities depositories) will beneficially own, directly or indirectly, exercise control or direction over, or have a combination of direct or indirect beneficial ownership of and control or direction over voting securities carrying more than 10% of the voting rights attached to the Baytex Shares after giving effect to the Arrangement.
Board and Management
Following completion of the Arrangement, the following officers of Baytex will continue in the same role with Baytex: Edward LaFehr, President and Chief Executive Officer; Richard Ramsay, Chief Operating Officer; and Rodney Gray, Chief Financial Officer. Bruce Beynon, the current President of Raging River, will join Baytex as Executive Vice President with responsibility for Exploration, Land and Corporate Development. Jason Jaskela, the current Chief Operating Officer of Raging River, will join Baytex as Vice President of the East Duvernay Shale oil play, reporting directly to the Chief Executive Officer. In addition, a majority of the Raging River management team and staff will have key roles in the Combined Enterprise. The remaining members of the senior management team of Baytex are expected to be identified following the Effective Time.
After the Arrangement is completed, the Baytex Board will consist of six members of the Baytex Board and four members of the Raging River Board. Neil Roszell, the current Executive Chairman and Chief Executive Officer, will serve as Chairman and Raymond Chan, the current Chairman of Baytex, will serve as Lead Independent Director. The Baytex Board following the Arrangement will also include Edward LaFehr, Mark Bly, Trudy Curran, Naveen Dargan and Gregory Melchin from the Baytex Board and Gary Bugeaud, Kevin Olson and Dave Pearce from the Raging River Board.
Upon completion of the Arrangement, it is expected that the directors and executive officers of Baytex who are listed above will, as a group, beneficially own, directly or indirectly, or exercise control or direction over approximately 17.1 million Baytex Shares, representing 3.1% of the issued and outstanding Baytex Shares (assumes that none of the Baytex Restricted Awards, the Baytex Performance Awards and the Raging River Incentives are converted to Baytex Shares or Raging River Shares, as applicable, between July 9, 2018 and the completion of the Arrangement).
Please refer to the Raging River Information Circular, the Raging River AIF, Baytex Information Circular and Baytex AIF which are incorporated by reference into this Circular, for further information regarding the current directors and officers of Baytex and Raging River, respectively. See also "Information Concerning Baytex Energy Corp." and "Information Concerning Raging River Exploration Inc.".

Audit Committee and Corporate Governance
Concurrently with the completion of the Arrangement, the Combined Enterprise will re constitute the Audit Committee, Human Resources and Compensation Committee, Nominating and Governance Committee and Reserves Committee of Baytex with the members of the Baytex Board and will adopt the policies and mandates of Baytex in respect of same in compliance with applicable securities laws and TSX policies.
Conflicts of Interest
There are potential conflicts of interest to which some of the proposed directors, officers and insiders of Baytex will be subject in connection with the operations of the Combined Enterprise. Some of the directors, officers and insiders are involved with and will continue to be involved with corporations or businesses which may be in competition with the business to be conducted by the Combined Enterprise following completion of the Arrangement. Accordingly, situations may arise where some or all of the directors, officers and insiders will be in direct competition with the Combined Enterprise. Conflicts, if any, will be subject to the procedures and remedies as provided under the ABCA.
Statement of Proposed Executive Compensation
Other than the Raging River Retention Bonus, the compensation to be paid to the directors and executive officers of Baytex will initially be the same as the compensation paid to the existing directors and executive officers of Baytex and Raging River, as applicable. For further information concerning the current compensation structure of Baytex and Raging River, please refer to the Baytex Information Circular and the Raging River Information Circular, which are incorporated by reference into this Circular. See "Information Concerning Baytex Energy Corp." and "Information Concerning Raging River Exploration Inc.".
The compensation of the directors and executive officers of Baytex going forward will be determined by Baytex Board and/or the Human Resources and Compensation Committee (or such other committee that may be established with the responsibility for compensation matters) of Baytex subsequent to the completion of the Arrangement. To establish competitive salaries, it is anticipated that Baytex Board and/or the Human Resources and Compensation Committee may use reports prepared by independent advisors.
Indebtedness of Directors, Officers and Other Management
As of the date hereof, none of the proposed directors, officers or other members of management or promoters of Baytex, nor any of their associates or affiliates is indebted to Baytex or Raging River, nor has any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Baytex or Raging River.
Incentive Plans
Upon completion of the Arrangement, the Baytex Award Plan will continue as the primary equity-based compensation plan of Baytex. For further information concerning the Baytex Award Plan, please refer to the Baytex Information Circular, which is incorporated by reference into this Circular. See "Information Concerning Baytex Energy Corp.".
Pursuant to the Plan of Arrangement, Baytex will be the successor to Raging River under the Raging River Option Plans and as such Baytex will assume the obligations of Raging River under the Raging River Option Plans in respect of currently outstanding Raging River Options. Following the Effective Time, upon exercise of Raging River Options, holders of such Raging River Options will be entitled to receive Baytex Shares on the exercise thereof equal to the number of Raging River Shares issuable under such Raging River Options multiplied by 1.36 at the exercise price of such Raging River Options divided by 1.36. Other than such adjustments as are necessary to reflect the Exchange Ratio, the Raging River Options held by the Continuing Employees will continue to be governed by the terms of the applicable Raging River Option Plan and existing option agreements (including with respect to the vesting provisions) following the Effective Time.
The vesting of Raging River Options granted under the Raging River New Option Plan automatically accelerates upon the occurrence of a "Change of Control" (as defined in the Raging River New Option Plan and which includes a transaction such as the Arrangement) if the employment of the holder of such Raging River Options is terminated without cause in connection with the Change of Control. In addition, The Raging River Board has approved the acceleration of vesting of all Raging River Options granted under the Raging River Old Option Plan held by Terminated Employees to immediately prior to the Effective Time. As a result, the vesting of all unvested Raging River Options held by Terminated Employees granted under either the Raging River New Option Plan or Raging River Old Option Plan will be accelerated to provide that all Raging River Options held by the Terminated Employees will be fully vested at the Effective Time. In addition, pursuant to the terms of the Arrangement Agreement, Raging River and Baytex have agreed that all Terminated Employees will have a period ending on the earlier of: (i) 90 days following the Effective Date; and (ii) the expiry date of the applicable Raging River Option, to exercise the Raging River Options held by such Terminated Employees.

With respect to the Raging River Options held by non-management directors, if (i) the non-management director becomes a director of Baytex at the Effective Time, all Raging River Options held by such non-management director will be treated in the same manner as the Raging River Options are treated for Continuing Employees; and (ii) the non-management director does not become a director of Baytex at the Effective Time, all Raging River Options held by such non-management director will be treated in the same manner as the Raging River Options are treated for Terminated Employees.

For further information concerning the Raging River Option Plans, please refer to the Raging River Information Circular, which is incorporated by reference into this Circular. See "Information Concerning Raging River Exploration Inc.".
Following the Arrangement, Baytex will be the successor to Raging River under the Raging River Award Plan. The completion of the Arrangement will result in a "Change of Control" under the Raging River Award Plan and as a result:

(i)
all unvested Raging River Restricted Awards and Raging River Performance Awards held by Terminated Employees will conditionally vest immediately prior to the Effective Time and Raging River shall issue Raging River Shares immediately prior to the Effective Time as settlement of such Raging River Awards;

(ii)
all unvested Raging River Restricted Awards and Raging River Performance Awards held by Continuing Employees will, subject to (iii) below, continue on the same terms and conditions (including with respect to the vesting provisions) and such Raging River Awards will entitle holders to receive Baytex Shares following the Effective Time in lieu of Raging River Shares with such number of Baytex Shares based on the Exchange Ratio; and

(iii)
pursuant to the Arrangement Agreement, the Raging River Payout Multiplier applicable to the Raging River Performance Awards, whether held by Terminated Employees or Continuing Employees, will be fixed at 1.0.

For further information concerning the Raging River Award Plan, please refer to the Raging River Information Circular, which is incorporated by reference into this Circular. In addition, Baytex and Raging River have agreed that Continuing Employees will be entitled to receive a grant of Baytex Performance Awards and Baytex Restricted Awards immediately following the Effective Time in such number and with such terms and conditions as agreed to by Baytex and Raging River, each acting reasonably, prior to the Effective Date.

For further information of the effect of the Arrangement on the directors of Raging River, and the officers and employees of Raging River who are terminated pursuant to the Arrangement, see "Interests of Certain Persons or Companies in Matters to be Acted Upon – Raging River".

Auditors, Transfer Agent and Registrar
Following the Arrangement, the auditors of Baytex will be KPMG LLP, Chartered Professional Accountants, at its principal offices in Calgary, Alberta. KPMG LLP are the current auditors of Baytex and Raging River.
Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta and Toronto, Ontario, will be the transfer agent and registrar for the Baytex Shares in Canada, the Baytex 2021 Debentures and the Baytex 2022 Debentures. Computershare Trust Company, N.A., at its principal office in Jersey City, New Jersey will be the transfer agent and registrar for the Baytex Shares in the United States, the Baytex 2021 Notes and the Baytex 2024 Notes.
Material Contracts
There are no contracts to which the Combined Enterprise will be a party to following completion of the Arrangement that can reasonably be regarded as material to a proposed investor in the Baytex Shares, other than contracts entered into by Baytex and Raging River in the ordinary course of business or otherwise disclosed herein or in the documents incorporated by reference herein. For a description of the material contracts of Baytex and Raging River, please refer to the Baytex AIF and the Raging River AIF, which are incorporated by reference into this Circular. See "Information Concerning Baytex Energy Corp." and "Information Concerning Raging River Exploration Inc.".
Risk Factors
An investment in the Combined Enterprise should be considered highly speculative due to the nature of its activities and the present stage of its development. Investors should carefully consider the risk factors contained in, and incorporated by reference, elsewhere in this Circular, including under the heading "Risk Factors" in both the Raging River AIF and the Baytex AIF.

SCHEDULE "A"
UNAUDITED PRO FORMA FINANCIAL STATEMENTS

Unaudited Pro Forma Financial Statements
Baytex Energy Corp.
As at and for the three months ended March 31, 2018 and for the year ended December 31, 2017

Pro Forma Consolidated Statement of Financial Position
(thousands of Canadian dollars) (unaudited)

As at March 31, 2018	Note	Baytex Energy Corp.	Raging River Exploration Inc.	Pro Forma Adjustments	Pro Forma Baytex Energy Corp.

ASSETS
Current assets
Trade and other receivables		$110,566	$52,752	$—	$163,318
Financial derivatives	2.E	16,940	444	—	17,384
Prepaid expenses		—	8,421	—	8,421
		127,506	61,617	—	189,123
Non-current assets
Exploration and evaluation assets	2.D	271,939	99,028	—	370,967
Oil and gas properties	2.D	4,024,984	1,458,930	490,561	5,974,475
Other plant and equipment		8,645	—	—	8,645
		$4,433,074	$1,619,575	$490,561	$6,543,210

LIABILITIES
Current liabilities
Trade and other payables	2.B	$155,779	$135,569	$34,000	$325,348
Financial derivatives	2.E	65,579	9,591	—	75,170
Onerous contracts		2,477	—	—	2,477
		223,835	145,160	34,000	402,995
Non-current liabilities
Bank loan	2.E	211,831	254,644	—	466,475
Long-term notes		1,510,909	—	—	1,510,909
Asset retirement obligations	2.C	371,395	131,214	(101,539)	401,070
Deferred income tax liability	2.F	186,049	94,954	159,068	440,071
Financial derivatives		655	—	—	655
		2,504,674	625,972	91,529	3,222,175

SHAREHOLDERS’ EQUITY
Shareholders' capital	2.A	4,451,901	665,314	(665,314)	5,858,036
	2.A			1,406,135
Contributed surplus	2.A	11,589	29,685	(29,685)	11,589
Accumulated other comprehensive income		535,426	—	—	535,426
Deficit		(3,070,516)	298,604	(312,104)	(3,084,016)
		1,928,400	993,603	399,032	3,321,035
		$4,433,074	$1,619,575	$490,561	$6,543,210

Pro Forma Consolidated Statement of Income (Loss)
(thousands of Canadian dollars, except per common share amounts) (unaudited)

For the three months ended March 31, 2018	Note	Baytex Energy Corp.	Raging River Exploration Inc.	Pro Forma Adjustments	Pro Forma Baytex Energy Corp.

Revenue, net of royalties
Petroleum and natural gas sales		$286,067	$136,312	$—	$422,379
Royalties		(64,839)	(12,253)	—	(77,092)
		221,228	124,059	—	345,287

Expenses
Operating		65,888	23,822	—	89,710
Transportation		8,519	3,061	—	11,580
Blending and other		17,290	—	—	17,290
General and administrative		11,008	2,281	—	13,289
Exploration and evaluation		2,019	5,148	—	7,167
Depletion and depreciation	3.A	108,289	47,951	11,747	167,987
Share-based compensation		3,915	2,037	—	5,952
Financing and interest		28,010	3,472	—	31,482
Financial derivatives loss		27,550	6,250	—	33,800
Foreign exchange loss		36,217	—	—	36,217
Gain on disposition of oil and gas properties		(1,486)	—	—	(1,486)
Other income		(279)	—	—	(279)
		306,940	94,022	11,747	412,709
Net income (loss) before income taxes		(85,712)	30,037	(11,747)	(67,422)
Income tax (recovery) expense
Current income tax recovery		(73)	—	—	(73)
Deferred income tax (recovery) expense	3.B	(22,917)	8,300	(3,172)	(17,789)
		(22,990)	8,300	(3,172)	(17,862)
Net income (loss) attributable to shareholders		$(62,722)	$21,737	$(8,575)	$(49,560)

Net income (loss) per common share
Basic		$(0.27)			$(0.09)
Diluted		$(0.27)			$(0.09)

Weighted average common shares
Basic	3.C	236,315		314,571	550,886
Diluted	3.C	236,315		314,571	550,886

Pro Forma Consolidated Statement of Income (Loss)
(thousands of Canadian dollars, except per common share amounts) (unaudited)

For the year ended December 31, 2017	Note	Baytex Energy Corp.	Raging River Exploration Inc.	Pro Forma Adjustments	Pro Forma Baytex Energy Corp.

Revenue, net of royalties
Petroleum and natural gas sales		$1,091,534	$451,153	$—	$1,542,687
Royalties		(241,892)	(42,405)	—	(284,297)
		849,642	408,748	—	1,258,390

Expenses
Operating		269,283	91,482	—	360,765
Transportation		33,985	11,851	—	45,836
Blending and other		51,012	—	—	51,012
General and administrative		47,389	8,863	—	56,252
Exploration and evaluation		8,253	4,598	—	12,851
Depletion and depreciation	4.A	481,929	182,505	47,044	711,478
Share-based compensation		15,509	7,774	—	23,283
Financing and interest		113,638	12,245	—	125,883
Financial derivatives (gain) loss		(5,177)	7,663	—	2,486
Foreign exchange gain		(87,060)	—	—	(87,060)
Gain on disposition of oil and gas properties		(12,081)	—	—	(12,081)
Other expense		2,216	—	—	2,216
		918,896	326,981	47,044	1,292,921
Net income (loss) before income taxes		(69,254)	81,767	(47,044)	(34,531)
Income tax (recovery) expense
Current income tax (recovery) expense		(1,085)	1,950	—	865
Deferred income tax (recovery) expense	4.B	(155,343)	20,000	(12,702)	(148,045)
		(156,428)	21,950	(12,702)	(147,180)
Net income attributable to shareholders		$87,174	$59,817	$(34,342)	$112,649

Net income per common share
Basic		$0.37			$0.21
Diluted		$0.37			$0.20

Weighted average common shares
Basic	4.C	234,787		314,571	549,358
Diluted	4.C	237,249		314,571	551,820

Notes to the Pro Forma Consolidated Financial Statements
(thousands of Canadian dollars, except per common share amounts) (unaudited)

1.	Basis of presentation
On June 17, 2018, Baytex Energy Corp. ("Baytex" or the "Company") entered into an arrangement agreement to acquire Raging River Exploration Inc. ("Raging River") pursuant to a plan of arrangement under Section 193 of the Business Corporations Act (Alberta) (the "Arrangement"), which arrangement agreement was amended and restated on July 5, 2018. These unaudited pro forma consolidated financial statements (the "pro forma information") of Baytex have been prepared in connection with the Arrangement for inclusion in Baytex’s and Raging River’s Joint Management Information Circular and Proxy Statement. The pro forma information gives pro forma effect to the Arrangement in accordance with National Instrument 51-102 Continuous Disclosure Obligations by applying pro forma adjustments to Baytex’s and Raging River’s historical consolidated financial statements. The pro forma reporting entity includes Baytex and its subsidiaries (as at March 31, 2018) as well as Raging River. The pro forma consolidated statement of financial position as at March 31, 2018 gives effect to the Arrangement and assumptions described herein as if they had occurred on March 31, 2018. The pro forma consolidated statements of net income (loss) for the three months ended March 31, 2018 and the year ended December 31, 2017 give effect to the Arrangement and assumptions described herein as if they had occurred on January 1, 2017. The accounting policies used in the preparation of the pro forma information are those set out in Baytex’s audited consolidated financial statements as at and for the year ended December 31, 2017 and Baytex’s unaudited consolidated interim financial statements as at and for the three months ended March 31, 2018, which were prepared in accordance with International Financial Reporting Standards ("IFRS"). The pro forma information has been prepared from information derived from and should be read in conjunction with:

•	Baytex’s audited consolidated financial statements as at and for the year ended December 31, 2017, together with the accompanying notes;

•	Baytex’s unaudited consolidated financial statements as at and for the three months ended March 31, 2018, together with the accompanying notes;

•	Raging River’s audited financial statements as at and for the year ended December 31, 2017, together with the accompanying notes; and

•	Raging River’s unaudited financial statements as at and for the three months ended March 31, 2018, together with the accompanying notes.
The pro forma information may not be indicative of the results that would have occurred if the events reflected herein had been in effect on the dates indicated or of the results which may be obtained in the future. No adjustments have been made to reflect the operating synergies and administrative cost savings that could result from the combination of these entities. The allocation of the total consideration to the net assets acquired in the Arrangement is preliminary and based on estimates of fair value and other amounts and such estimates may be adjusted in the future. As these amounts are preliminary, differences in the actual amounts assigned to the fair values of the identifiable assets and liabilities upon the completion of detailed valuations and calculations could differ materially and result in changes in periods subsequent to completion of the Arrangement. In the opinion of management, the pro forma information includes all material adjustments necessary for a fair presentation of Baytex.
IFRS 3 requires that one of Baytex and Raging River be designated as the acquirer for accounting purposes based on the evidence available. Baytex will be treated as the acquiring entity for accounting purposes. In identifying Baytex as the acquirer for accounting purposes, management took into account the voting rights of all equity instruments, the corporate governance structure of the Combined Enterprise, the composition of senior management of the Combined Enterprise and the size of each of the companies. In assessing the size of each of the companies, management evaluated various metrics, including but not limited to: net asset value, total assets, production, and reserves. No single factor was the sole determinant in the overall conclusion that Baytex is the acquirer for accounting purposes; rather all factors were considered in arriving at such conclusion.

2.	Pro forma consolidated statement of financial position
The Arrangement has been accounted for as a business combination using the acquisition method of accounting whereby the assets acquired and liabilities assumed are recognized at their fair value. The fair value assigned to the net assets acquired is preliminary and based on estimates and assumptions using information available at the time of preparation of this pro forma financial information. Accordingly, these estimates may be adjusted in the future.

Number of Baytex common shares issued	314,571
Baytex common share price at announcement date	$4.47
Consideration	$1,406,134

Fair value of assets and liabilities of Raging River acquired:
Exploration and evaluation assets	$99,028
Oil and gas properties	1,949,491
Working capital deficiency excluding bank debt and financial derivatives	(94,896)
Financial derivatives	(9,147)
Bank debt	(254,644)
Asset retirement obligations	(29,675)
Deferred income tax liability	(254,023)
Net assets acquired	$1,406,134

The following assumptions have been applied in determining the above estimates:

A.	Consideration and Purchase Price Equation
Shares issued assumes 314.6 million Baytex common shares are issued to shareholders of Raging River at a share price of $4.47 (Baytex’s closing share price on the Toronto Stock Exchange on June 18, 2018) for a total of $1,406.1 million. The number of Baytex common shares issued is based on the estimated number of Raging River common shares outstanding multiplied by the 1.36 exchange ratio established in the Arrangement. The total consideration will change based on fluctuations in Baytex’s share price and the number of Raging River common shares outstanding on the closing date of the Arrangement. Determinations of fair value often require management to make assumptions and estimates about future events. The purchase price equation is preliminary as the acquisition has not closed as of the date of the pro forma information.
The final calculation of the purchase price will be based on the fair value of the net assets purchased following the closing date of the Arrangement and other information available at that time. There may be material differences from this pro forma purchase price equation as a result of finalizing the valuation.

B.	Working capital
Working capital assumed as at March 31, 2018 has been adjusted by $20.5 million for Raging River's transaction costs associated with the Arrangement, including severance, advisory costs, and cash-settlement of deferred share units, which are included in the purchase price equation above. Working capital as at March 31, 2018 is also adjusted for $13.5 million for Baytex’s transaction costs associated with the Arrangement, including advisory costs. Deferred share units are assumed to be settled with cash upon closing of the Arrangement; the price assumed in the pro forma information is based on Raging River's closing share price on June 18, 2018 of $5.65.

C.	Asset retirement obligations
The fair value of asset retirement obligations was determined based on preliminary internal estimates and was discounted using a credit adjusted risk-free rate of 8.00%. The book value of asset retirement obligations on Raging River’s statement of financial position was measured using a risk-free rate of 2.3%. A total of $101.5 million has been adjusted.

D.	Exploration and evaluation ("E&E") assets and oil and gas properties
The fair value of E&E assets of $99.0 million was determined based on preliminary internal estimates. The fair value of the oil and gas properties of $1,949.5 million was determined based on preliminary internal estimates of proved plus probable reserves. An additional $490.6 million of oil and gas properties has been recorded in addition to the book value of Raging River's oil and gas properties.

E.	Bank debt and financial derivatives
Baytex has assumed that the book value is equal to fair value for bank debt and financial derivatives.

F.	Deferred income tax liability
The deferred income tax liability was determined by applying the statutory tax rate to the temporary differences between the fair value of assets acquired and liabilities assumed and the related tax pools. An additional $159.1 million of deferred tax liability has been recorded.

3.	Pro forma consolidated statement of income (loss) - three months ended March 31, 2018
The unaudited consolidated pro forma statement of income for the three months ended March 31, 2018 gives effect to the following assumptions and adjustments:

A.	Depletion and depreciation
Depletion and depreciation expense for Raging River has been adjusted by $11.7 million to reflect the amount of oil and gas properties that would have been recorded using the revised carrying amount determined in the purchase price equation.

B.	Deferred income tax expense
Deferred tax expense has been adjusted by $3.2 million to include the deferred tax impact of the pro forma adjustments. This adjustment was recorded using a statutory tax rate of 27%.

C.	Weighted average common shares
Pro forma basic and diluted net income (loss) per share was calculated using the pro forma net income (loss) divided by the weighted average number of Baytex shares outstanding after giving effect to the Arrangement (see Note 2A) as if it occurred on January 1, 2017.

4.	Pro forma consolidated statement of income - year ended December 31, 2017
The unaudited consolidated pro forma statement of income for the year ended December 31, 2017 gives effect to the following assumptions and adjustments:

A.	Depletion and depreciation
Depletion and depreciation expense for Raging River has been adjusted by $47.0 million to reflect the amount that would have been recorded using the revised carrying amount of oil and gas properties determined in the purchase price equation.

B.	Deferred income tax expense
Deferred tax expense has been adjusted by $12.7 million to include the deferred tax impact of the pro forma adjustments. This adjustment was recorded using a statutory tax rate of 27%.

C.	Weighted average common shares
Pro forma basic and diluted net income per share was calculated using the pro forma net income divided by the weighted average number of Baytex shares outstanding after giving effect to the Arrangement (see Note 2A) as if it occurred on January 1, 2017.